SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 02 May 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	1st Quarter Results

Exhibit No: 99.1

2 May 2014

InterContinental Hotels Group PLC

First Quarter Interim Management Statement

Good momentum delivers strong first quarter performance and $750m special dividend

Highlights

• Global Q1 RevPAR growth of 6.0%; driven by occupancy up 2.4%pts and average daily rate up 1.9%

• 9k rooms opened in Q1, taking net system size up 2.2% year on year to 689k rooms

• 13k rooms signed in Q1, taking the pipeline to 182k rooms, with more than 45% under construction

• 5% global industry supply, 13% active industry pipeline; well positioned for sustained high quality growth

• Two major asset disposals completed; strategic review of opportunities for further asset disposals

• $750m to be returned to shareholders by way of special dividend with share consolidation; takes total funds returned to shareholders to $10.3 billion since 2003

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"We have made an excellent start to the year with our strongest RevPAR performance in seven quarters and our best first quarter for pipeline signings1 in six years. This reflects the continued growth momentum in the business and the strong preference for our portfolio of brands from both owners and guests.
We completed two major asset sales in March and are announcing today a $750m special dividend. This reflects our clear capital allocation strategy whereby we are committed to returning surplus funds to shareholders, whilst maintaining an efficient balance sheet and continuing to invest behind growth.
In line with our strategy to continue to reduce the capital intensity of the business, and given the strength of the global demand for prime hotel assets, we are now reviewing our opportunities for further asset disposals.
Current trading trends give us confidence for the rest of the year and our strategy for high quality growth positions us well for continuing outperformance in an industry with compelling long term growth prospects."

First quarter RevPAR performance
Americas
Americas RevPAR was up 6.6%. In the US, 6.4% RevPAR growth was driven by mid to high single digit performance across all of our brands, led by our Crowne Plaza and extended stay brands. Trading across the region was driven by good growth in both transient and group business, helped by the better economic environment, higher levels of business confidence and lower fiscal and political uncertainty.

Europe
Europe RevPAR was up 6.1%. Double digit growth in the UK reflected better macro-economic conditions and relatively soft comparatives in the same period a year ago. 5.1% RevPAR growth in Germany reflects strong performance across all our brands and a more favourable trade fair calendar. As expected, trading at InterContinental Paris - Le Grand was adversely impacted by the renovation work at the hotel, which started in January and is scheduled to continue for the remainder of the first half of 2014.

Asia, Middle East & Africa
Asia, Middle East & Africa RevPAR was up 3.8%, but up 7.1% excluding Thailand, Egypt and Lebanon where there has been ongoing political unrest in the quarter. This strong result was led by South East Asia which, excluding Thailand, drove double digit RevPAR growth. Australia and Japan also continued to perform well in the quarter with 7.6% and 10.1% RevPAR growth respectively. In the Middle East, our largest markets of Saudi Arabia and the United Arab Emirates delivered solid RevPAR growth despite being impacted by visa restrictions and strong 2013 comparatives respectively.

Greater China
Greater China RevPAR was up 3.9%, led by strong growth in tier one cities and resorts. IHG's scale, expertise and breadth of brands, built up over 30 years of operating in the region, continued to drive significant outperformance compared to the industry in the quarter. This included a stand-out performance from the Holiday Inn Express brand which drove 7.7% RevPAR growth in the quarter.

1 Excluding rooms signed on US Army bases (Q1 2014 = 1k, Q1 2013 = 4k)

High quality system and pipeline
Group system size
Net rooms up 2.2% year on year to 689k rooms (4,704 hotels).
9k rooms (49 hotels) opened in the quarter, led by the Americas and Greater China, which each opened 3k rooms.
Key openings included the first Holiday Inn and Holiday Inn Express hotels in Jakarta, Indonesia, one of IHG's ten priority markets, and the 990 room InterContinental Chengdu Global Centre in China.
We remain on track to open the first property for our new EVEN Hotels brand in the US by the end of the first half of 2014 and expect to open the first HUALUXE Hotels and Resorts branded hotel in Greater China by the end of 2014.
7k rooms (42 hotels) were removed from the system, mostly in the Americas, in-line with our ongoing commitment to maintain the high quality of the estate. For the full year, we expect room removals to trend back to within the 2%-3% range.

Group pipeline
IHG's high quality pipeline now stands at 182k rooms (1,146 hotels), with over 45% under construction and over 50% in developing markets. IHG has a 13% share of the active industry global hotel pipeline, positioning us well for future growth.
13k rooms (96 hotels) were signed, up 14% year on year on an underlying1 basis, led by the Americas and Greater China. In the Americas, the combination of strong RevPAR performance and continuing improvement in debt financing is generating increased hotel development activity, particularly in the upper midscale segment. In Greater China, the breadth of our portfolio of brands combined with our continued industry outperformance is driving both conversion and new build deals.
Signings were particularly strong for the Holiday Inn brand family with over 9k rooms added (66 hotels).

Industry-leading insight and innovation
Maintaining our industry-leading position in the use of technology, IHG entered into a strategic relationship with Amadeus during the quarter. This will ensure that IHG continues to offer the most innovative and efficient technological solutions to enhance guest experience at all stages of the Guest Journey.
IHG Rewards Club, which was re-launched in July 2013, has been awarded second place in the inaugural J.D. Power 2014 Hotel Loyalty/Rewards Program Satisfaction Report in the US. In addition, IHG Rewards Club won five awards at the 2014 Annual Freddie Awards, more than any other hotel loyalty programme.

Strategy for further asset disposals
The disposals of InterContinental Mark Hopkins San Francisco and an 80% interest in InterContinental New York Barclay were completed during the first quarter, with combined gross proceeds of $394m. IHG has secured long term management contracts on both hotels. InterContinental New York Barclay will close at the end of June for its planned c. $175m refurbishment programme which is expected to take around 18 months.
Global demand for prime hotel assets is particularly strong at present. Accordingly, we are reviewing opportunities for further asset disposals.

Financial position
The financial position of the group remains robust.
Reflecting the recent completion of major asset sales, IHG's strategy to have an efficient balance sheet whilst maintaining an investment grade credit rating, and our commitment to return surplus funds to shareholders, a $750m special dividend with share consolidation will be paid in July 2014, subject to shareholder approval.
This will take the total funds returned to shareholders since 2003 to $10.3bn, including $1.6bn in ordinary dividends, and reinforces a long standing strategy that will yield additional returns into the future resulting from both further asset sales and the highly cash generative nature of IHG's business model.

Other events
As previously disclosed, in the quarter there was one individually significant liquidated damages receipt of $4m in the Americas franchise business.

1 Excluding rooms signed on US Army bases (Q1 2014 = 1k, Q1 2013 = 4k)

Appendix 1: First quarter RevPAR movement summary
	Q1 2014
	RevPAR	Rate	Occ.
Group	6.0%	1.9%	2.4%pts
Americas	6.6%	2.4%	2.5%pts
Europe	6.1%	0.8%	3.1%pts
AMEA	3.8%	3.5%	0.2%pts
G. China	3.9%	(1.0)%	2.6%pts

Appendix 2: First quarter system & pipeline summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	8,591	(6,947)	1,644	688,517	2.2%	13,239	182,140
Americas	2,907	(3,837)	(930)	450,494	0.4%	8,619	80,068
Europe	1,425	(1,755)	(330)	101,736	0.5%	981	17,065
AMEA	1,297	102	1,399	66,237	7.3%	450	31,305
G. China	2,962	(1,457)	1,505	70,050	12.2%	3,189	53,702

Appendix 3: Status of share buyback programme

The $500m share buyback programme is almost complete, with 17.0 million shares repurchased for $489m since the start of the programme in November 2012. Year to date 3.1 million shares have been repurchased for $99m.

Appendix 4: Definitions
RevPAR: Revenue per available room.

For further information, please contact:
Investor Relations (Catherine Dolton, Isabel Green):	+44 (0)1895 512176	+44 (0) 7808 098724
Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0) 7736 746167
High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of key executives.
Conference call for Analysts and Shareholders:
A conference call with Richard Solomons (Chief Executive Officer) and Paul Edgecliffe-Johnson (Chief Financial Officer) will commence at 9:30am UK time on 2 May and can be accessed on www.ihgplc.com/Q1. There will be an opportunity to ask questions.

UK Toll UK Toll Free US Toll	+44 (0) 20 3003 2666 0808 109 0700 +1 646 843 4608
Passcode:	IHG
A replay of the 9:30am conference call will be available following the event - details are below:
UK Toll	+44 (0) 20 8196 1998
Replay pin	9415605
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9:00am Eastern Standard Time on 2 May with Richard Solomons (Chief Executive Officer) and Paul Edgecliffe-Johnson (Chief Financial Officer). There will be an opportunity to ask questions.

UK Toll US Toll US Toll Free	+44 (0) 20 3003 2666 +1 646 843 4608 866 966 5335
Passcode:	IHG
A replay of the 9:00am US conference call will be available following the event - details are below:
UK Toll US Toll	+44 (0) 20 8196 1998 +1 866 583 1035
Replay pin	5272065
Website: The full release and supplementary data will be available on our website from 7:00 am (London time) on 2 May. The web address is www.ihgplc.com/Q1.

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE® Hotels and Resorts.
IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with nearly 79 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.
IHG franchises, leases, manages or owns over 4,700 hotels and 688,000 guest rooms in nearly 100 countries and territories, with more than 1,100 hotels in its development pipeline.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	02 May 2014